

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 24, 2007

Via U.S. Mail and Fax (501-748-7400)
Mr. Jeffery R. Gardner
President and Chief Executive Officer
Windstream Corporation
4001 Rodney Parham Road
Little Rock, Arkansas 72212

      RE: **Windstream Corporation**
               Form 10-K for Fiscal Year Ended December 31, 2006
               Filed March 1, 2007
               File No. 1-32422

Dear Mr. Gardner:

      The Division of Corporation Finance has completed its review of your Form 10-K and related filings and does not, at this time, have any further comments.

               Sincerely,

               Larry Spirgel
               Assistant Director